Exhibit 99.1

Vertical Aerospace Provides First Half-Year 2025 Operating Update, Demonstrating
Piloted Flight Test Progress and Supply Chain Maturity

●	Signs new long-term partnership with Aciturri Aerostructures to produce the entire airframe, including the wing, empennage, pylons and fuselage for the VX4
●	Piloted wingborne flight tests accelerated with multiple flight tests and pilots, including first airport to airport flights
●	Partnership with Bristow to deliver full service 'Ready-to-Fly' eVTOL operations for VX4 customers
●	Leadership team strengthened with deep aerospace and certification experience
●	Maintains industry-leading capital efficiency[1]
●	H1 2025 results call today at 08:30 am ET (13:30 BST)

LONDON & NEW YORK— August 5, 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today provided an operating update and released its financial results for the first half of the year ended June 30, 2025. The filing of its first half-year results is accessible on the Company’s investor relations website.

Stuart Simpson, CEO at Vertical, said: “We’ve entered the second half of the year with strong operational and commercial momentum. Our first airport-to-airport flights, a new agreement with Aciturri to build the full VX4 airframe, and our expanded partnership with Honeywell to certify critical flight systems all demonstrate a programme moving with pace and precision. We’ve also deepened our commercial readiness with Bristow, who will operate the VX4 through a full-service, ready-to-fly model for customers. With every step, we’re building confidence in our aircraft, our team, and our ability to deliver a scalable, certifiable product to the global market.”

Recent Highlights

Advancing Our Best-in-Class Aircraft:

●	Entered into new long-term strategic partnership with Aciturri Aerostructures to produce the entire airframe, including the wing, empennage, pylons and fuselage, of both the pre-production and, subject to certification, certified VX4 that will enter into service. This follows the expanded partnership with Honeywell earlier in the year to provide the flight control and aircraft managements systems for the VX4.

Moving at Pace Towards Certification and Industrialisation:

●	In Q2, we received our Permit to Fly for both piloted wingborne flight tests and the airport-to-airport flights in and out of the Royal International Air Tattoo, the world’s largest military air show, another significant step in the expansion of our flight test programme.

[1]	Based on operating costs and investments in PPE, compared to publicly available information from competitors.

●	First-ever piloted wingborne flight of a winged eVTOL in European open airspace; multiple wingborne flight tests undertaken by two of Vertical’s test pilots since as Phase 3 of the piloted test flight programme progresses at pace.
●	Scheduled to complete piloted transition flight, the final stage of Vertical’s flight test programme, in the second half of 2025.

Strengthened leadership team

●	Lord Andrew Parker, formerly Director General of MI5 and Lord Chamberlain, Head of Royal Household, appointed to the Board, strengthening the company’s leadership in defence, national security, and government affairs.
●	Mark Higson appointed Chief Operating Officer and Steve Vellacott joined as VP of Airworthiness & Head of Design Organisation. Together they bring decades of operational, engineering, and certification expertise from across global aerospace, infrastructure, and eVTOL sectors. Eric Samson was named as VP Programme-Hybrid, building on the company’s recently announced hybrid-electric VTOL aircraft strategy.

Financial Outlook:

●	Maintained industry-leading capital efficiency[1] and after July’s successful fundraise of gross proceeds of $69 million (£50.9 million), as of the date of this report, Vertical has approximately £104 million ($137 million) of cash and cash equivalents on hand, taking the Company’s cash runway towards the middle of 2026.
●	No change to expectations for FY 2025 net operating cash outflows of approximately £90 million to £100 million ($110 million to $125 million).
●	Expected net cash outflows from operating activities for the next 12 months of approximately £106 million ($142 million), which will be used primarily to continue funding the assembly and testing of the VX4 prototypes.

Joining the H1 Webcast

Vertical will host a webcast at 08:30 am ET (13:30 BST) today to discuss the first quarter’s results. The call will be hosted by Stuart Simpson, Vertical’s CEO alongside Michael Cervenka, Chief Strategy and Commercial Officer, who will talk through progress in H1, supply chain maturity and capital efficiency.

To access the webcast, visit Vertical’s Investor Relations website: [LINK]

A replay of the webcast will be available on the company website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our financial outlook, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, certification and the commercialization of the both the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, statements regarding Aciturri’s obligations under the partnership agreement and the assumptions underlying the Company’s Flightpath 2030 goals, the efficiencies, reliability and expertise expected, the design and manufacture of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, our ability to integrate hybrid technology into the VX4 on any particular timelines or at all, the ability of the hybrid-electric VX4 variant VX4 to be applied in defense, cargo, logistics and emergency services sectors, our ability to scale the hybrid-electric VX4 upon the VX4, our ability and plans to raise additional capital to fund our operations, the new board members’ and leadership team members’ impact on Vertical and its programme development and certification efforts, the differential strategy compared to our peer group, expectations surrounding pre-

orders and commitments, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our dependence on partners and suppliers for the components in our aircraft and for operational needs; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Media
Justin Bates, Head of Communications
+44 7878 357 463
justin.bates@vertical-aerospace.com

Investor Relations
Samuel Emden, Head of Investor Affairs
samuel.emden@vertical-aerospace.com
+44 7816 459 904